FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 under

                       the Securities Exchange Act of 1934


                        For the Month of September, 2008

                        Oxford Investments Holdings Inc.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


      1315 Lawrence Avenue, East, Suite 520 Toronto, Ontario Canada M3A 3R3
                     (Address of Principal Executive Office)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

         Form 20-F   [X]                   Form 40-F [ ]

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____]

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____]

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.]
                           Yes [ ]      No [X]



     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________]



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TABLE OF CONTENTS

Documents Included as Part of this Report:

No.      Document
---      --------

1.       Notice of Change of Auditors

















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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized


                                            OXFORD INVESTMENTS HOLDINGS INC.


 Date: September 23, 2008                   By: /S/Michael Donaghy
                                               ---------------------------------
                                            Michael Donaghy, President and Chief
                                            Executive Officer






















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                          NOTICE OF CHANGE OF AUDITORS
                          ----------------------------

Oxford Investment Holdings Inc. ( the "Company") hereby gives notice that Danziger Hochman Partners, Inc., its auditor of record for the past three fiscal years, have merged with MSCM, LLP a bigger firm. MSCM, LLP will continue as the auditor for the Company for fiscal year 2008 and subsequent years.